UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ALTUS MIDSTREAM COMPANY

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L100

(CUSIP Number)

Clay Bretches

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

John B. Clutterbuck

Courtney Cochran Butler

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

March 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Apache Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,495,168 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 260,495,168 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,495,168 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Altus Midstream Company (the “Issuer”), formerly known as Kayne Anderson Acquisition Corp., that may be deemed beneficially owned by Apache Corporation, a Delaware corporation (“Apache”), is comprised of the following: (i) 7,313,028 shares of Class A Common Stock, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of warrants (the “Contribution Warrants”), and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the common units representing limited partner interests in Altus Midstream (the “Common Units”) beneficially owned by Apache.

(2)

Based on 328,111,445 shares of Class A Common Stock, consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of January 31, 2019, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants, and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by Apache.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Apache Midstream LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,495,168 (2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 260,495,168 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,495,168 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.4% (3)
14	TYPE OF REPORTING PERSON OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with Apache, the “Reporting Persons”), is a wholly-owned subsidiary Apache, and Apache controls Apache Midstream.

(2)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by Apache Midstream is comprised of the following: (i) 7,313,028 shares of Class A Common Stock, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by Apache Midstream.

(3)

Based on 328,111,445 Class A Common Stock shares outstanding as of the Closing Date consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of January 31, 2019, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by Apache Midstream.

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the information set forth in Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2018 (the “Schedule 13D”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 8, 2019, the 250,000,000 Common Units owned by Apache Midstream become convertible into 250,000,000 shares of Class A Common Stock. On March 9, 2019, which is 60 days prior to the conversion date, the shares became beneficially owned by Apache Midstream pursuant to SEC rule 13d-3(d).

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Sections (a) and (b) of Item 5 are amended and restated as follows:

(a) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by each Reporting Person is based upon 328,111,445 shares of Class A Common Stock outstanding as of January 31, 2019 consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of January 31, 2019, as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2019, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by each Reporting Person. The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentages of the shares of Class A Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned		Percentage Ownership in the Issuer
Apache	260,495,168	(1)	79.4	%(2)
Apache Midstream	260,495,168	(1)	79.4	%(2)

(1)

The aggregate amount of shares of Class A Common Stock that may be deemed beneficially owned by each Reporting Person is comprised of the following: (i) 7,313,028 issued and outstanding shares of Class A Common Stock, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by each Reporting Person.

(2)

Based on 328,111,445 shares of Class A Common Stock outstanding as of January 31, 2019 consisting of (i) 74,929,305 shares of Class A Common Stock outstanding as of January 31, 2019, (ii) 3,182,140 shares of Class A Common Stock issuable upon exercise of the Contribution Warrants and (iii) 250,000,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by each Reporting Person.

(b) As of the close of business on March 9, 2019, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Apache	260,495,168	0	260,495,168	0
Apache Midstream	260,495,168	0	260,495,168	0

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 11, 2019

APACHE CORPORATION

By:	/s/ Ben C. Rodgers
Ben C. Rodgers
Title: Vice President and Treasurer

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Ben C. Rodgers
Title: Vice President and Treasurer